Filed pursuant to Rule 433 of the Securities Act of 1933

Issuer Free Writing Prospectus, dated December 13, 2012

Registration No. 333-181644

THE WILLIAMS COMPANIES, INC.

$850,000,000 3.700% Senior Notes due 2023

PRICING TERM SHEET

Dated: December 13, 2012

Issuer:	The Williams Companies, Inc.

Security Type:	Senior Notes

Pricing Date:	December 13, 2012

Settlement Date:	December 18, 2012 (T+3)

Maturity Date:	January 15, 2023

Principal Amount:	$850,000,000

Benchmark:	UST 1.625% due November 15, 2022

Benchmark Price:	99-00+

Benchmark Yield:	1.733%

Spread to Benchmark:	+200 bps

Yield to Maturity:	3.733%

Coupon:	3.700%

Public Offering Price:	99.722%

Make-Whole Call:	T + 30 bps (Prior to October 15, 2022)

Par Call:	On or after October 15, 2022

Use of Proceeds:	The net proceeds from this offering of notes will be approximately $841.6 million, after deducting estimated underwriting discounts and commissions and offering expenses payable by us. We intend to use the net proceeds of this offering, together with the net proceeds of the Common Stock Offering and, if necessary, borrowings under our revolving credit facility or the Bridge Facility, to fund the consideration for the Investment and to pay related transition and transaction expenses. We may also elect to fund a portion of the consideration using cash on hand. Any excess net proceeds will be used for general corporate purposes. If the Investment were to fail to close, we will use the net proceeds of this offering, together with cash on hand, to fund the special mandatory redemption of the notes described in “Description of the Notes — Special Mandatory Redemption.”

Special Mandatory Redemption:	If the Investment has not closed by May 15, 2013, we will be required to redeem the notes, in whole but not in part, at a redemption price equal to 101% of the aggregate principal amount of the notes, plus accrued and unpaid interest on the notes to the mandatory redemption date. The notes may also be redeemed at our option, in whole but not in part, at any time prior to May 15, 2013, at a redemption price equal to 101% of the aggregate principal amount of the notes, plus accrued and unpaid interest on the notes to the redemption date, if, in our judgment, the Investment will not be consummated on or prior to May 15, 2013 on substantially the terms described in the prospectus supplement for this offering.

Interest Payment Dates:	January 15 and July 15, commencing July 15, 2013

CUSIP / ISIN:	969457 BU3 / US969457BU31

Joint Book-Running Managers:	UBS Securities LLC Barclays Capital Inc. Citigroup Global Markets Inc.

Co-Managers:	BOSC, Inc. DNB Markets, Inc. Mitsubishi UFJ Securities (USA), Inc. Mizuho Securities USA Inc. SMBC Nikko Capital Markets Limited TD Securities (USA) LLC U.S. Bancorp Investments, Inc.

The issuer has filed a registration statement (including a preliminary prospectus supplement and a prospectus) and a prospectus supplement with the U.S. Securities and Exchange Commission (SEC) for the offering to which this communication relates; capitalized terms used in this term sheet, but otherwise not defined, shall have the meanings assigned to them in the related prospectus supplement and prospectus. Before you invest, you should read the prospectus supplement for this offering, the issuer’s prospectus in that registration statement and any other documents the issuer has filed with the SEC for more complete information about the issuer and this offering. You may get these documents for free by searching the SEC online data base (EDGAR) on the SEC web site at http://www.sec.gov. Alternatively, the issuer, any underwriter or any dealer participating in the offering will arrange to send you the prospectus supplement and prospectus if you request it by calling UBS Securities LLC at 1-877-827-6444 (ext. 561 3884), Barclays Capital Inc. at 1-888-603-5847 and Citigroup Global Markets Inc. at 1-800-831-9146.